Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them.
Date: January 5, 2010

RONALD S. LAUDER

By:	/s/ Jacob Z. Schuster

Name:	Jacob Z. Schuster, as Attorney-in-fact

RSL INVESTMENTS CORPORATION

By:	/s/ Jacob Z. Schuster

Name:	Jacob Z. Schuster
Title:	President, Secretary and Treasurer